

March 23, 2011

Jeff A. Hanks, CFO
Ensurge, Inc.
2825 E. Cottonwood Parkway, Suite 500
Salt Lake City, UT 84121

> **Re: Ensurge, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 21, 2011**
> **File No. 033-03275-D**

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 8-K

1. We note that your outside auditors along with your CFO determined on March 17, 2011, that warrants previously classified as equity should have been recorded as a derivative. Please revise to clarify whether your board of directors, or a committee of the board of directors, or your officer or officers concluded that previously issued financial statements should no longer be relied upon, or if you were advised by, or received notice from, your independent accountant, that disclosure should be made or action should be taken to prevent future reliance on previously issued financial statements. In addition, provide the disclosures required by 4.02(a) or 4.02(b) as applicable.

2. Please revise your disclosure to (i) expand the facts underlying the conclusion to restate your financial statements (i.e. why was the accounting treatment incorrect) and (ii) quantify the impact of this correction on your balance sheet and statements of operations as of and for the period ended September 30, 2010.

3. We note that you intend to amend your September 30, 2010 Form 10-Q. Please revise to disclose when you intend to file such amendment.

    As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Blaise Rhodes at 202 551-3774 if you have questions.

                                    Sincerely,

                                    /s/ Blaise A. Rhodes

                                    Blaise A. Rhodes
                                    Staff Accountant